Exhibit 99.8

AVALON RARE METALS INC.

Management Discussion and Analysis of Financial Statements
 For the period ended May 31, 2010

This Management Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) provides analysis of the Company's financial results for the three-month   and nine-month periods ended May 31, 2010.  The following information should be read in conjunction with the accompanying unaudited financial statements and the related notes thereto.  Unless otherwise noted, all currency amounts included in the MDA are stated in Canadian dollars.

This MDA includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that the actual results or developments may differ materially from those projected in the forward-looking statements.  This report is prepared as of July 14, 2010.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada and on the OTCQX International Market in the United States.  The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.  The technical information included in this MD&A unless otherwise stated, has been reviewed by Donald S. Bubar, P. Geo., President of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company.  Mr. Bubar and Dr. Mercer both are Qualified Persons under National Instrument 43-101.

Avalon operates exclusively in Canada with a primary focus on the rare earth elements (“REE”), and other rare metals and minerals including tin, lithium, tantalum, niobium, cesium, indium, gallium, zirconium and calcium feldspar.  By definition, REE are the lanthanide series of elements (atomic numbers 57 – 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing three of its six mineral resource properties.  All active projects (Thor Lake, Separation Rapids, and East Kemptville) are rare minerals or rare metals properties that are at an advanced stage with identified mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged.  Thor Lake is the Company’s top priority and most advanced project.

A positive Preliminary Economic Assessment (“PEA”) on the REE development potential of the Thor Lake project was completed in 2007 and this project has become the Company’s top priority due to the large size of the resource and its exceptional enrichment in the “heavy” rare earths, europium through lutetium (“HREE”).  Current work is focused on the Nechalacho deposit  (formerly called the Lake Zone) where a new NI 43-101 compliant resource estimate was filed as part of a technical report (the “Technical Report”) in March, 2009 and subsequently updated in August, 2009, again in January, 2010 and most recently in June, 2010.  The results of a positive pre-feasibility study (“PFS”) on the Nechalacho deposit were announced on June 21, 2010.

Avalon has adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”), as a policy of the Company and made Corporate Social Responsibility (“CSR”) a Company priority.  Avalon applies these principles throughout its operations, particularly with respect to its environmental and community engagement practice on the Thor Lake project.

Industrial demand for the rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment.  Rare metals supplies are constrained, especially for the rare earth elements where China provides approximately 95% of the world’s primary supply.  Recent policy directives announced by the Chinese government are dictating reductions in exports of unprocessed rare earth elements leading to concern about security of supply in major REE consuming countries such as Japan and the United States.  Media coverage and independent analyst commentary of this issue has stimulated considerable interest in REE amongst investors, leading to increased trading activity in the Company’s shares and new equity financing opportunities.

During the quarter ended November 30, 2009, the Company completed a private placement of special warrants and flow-through special warrants raising gross proceeds of $17,514,250 and, as of this date, remains reasonably well-funded to continue advancing its priority projects.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2009	2008	2007
	$	$	$
Net revenues	159,982	357,539	92,446
Loss before discontinued operations and extraordinary items	2,954,919	1,391,581	903,019
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.04	0.02	0.02
Net loss	2,954,919	1,391,581	903,019
Net loss, per share basic and fully diluted	0.04	0.02	0.02
Total assets	26,521,264	24,384,590	9,130,719
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit.  Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period.  The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until a new operation is brought into production or disposed of at a profit.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the three months ended May 31, 2010 totalled $3,492,229, a 106% increase over the level of expenditures in the comparable period of the previous fiscal year ($1,692,097).  Most of these expenditures were incurred on the Thor Lake project (99%) with the balance being incurred on the East Kemptville project, in Nova Scotia.  No properties were abandoned during the quarter and no expenditures were written off.

Resource property expenditures for the nine months ended May 31, 2010 totalled $9,408,330, a 98% increase over the level of expenditures in the comparable period of the previous fiscal year ($4,748,373).  This increase was primarily caused by increased level of activities including drilling, pre-feasibility study, environmental, metallurgical and community consultation work at Thor Lake, as well as an exploration program including geophysical surveys, geochemical surveys, and diamond drilling carried out on the Ike’s Ridge property at the Company’s East Kemptville project.

Thor Lake

The Thor Lake Rare Metals Project ("Thor Lake") is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife.  The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to a comprehensive native land claim negotiation involving several communities including the four directly impacted by the project; Yellowknives Dene (Ndilo and Dettah), Lutsel K’e and Deninu Kue.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases.  The property is subject to two underlying royalty agreements entitling the royalty holders to a cumulative 5.5% Net Smelter Returns Royalty, of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at May 31, 2010, this amounts to approximately $1.2 million). Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, formerly known as the Lake Zone, renamed the Nechalacho REE Deposit (“Nechalacho deposit”) by the Yellowknives Dene First Nation (“YKDFN”) in September 2009.

Expenditures during the three months ended May 31 totalled $3,452,906.  Of this, approximately 68% was spent on drilling and geological work in support of the drilling program, 15% on pre-feasibility study, 4% on environmental studies and permitting work, 12% on metallurgical and market studies, with the balance funding community consultation work and the annual lease payments.  Most of the drilling done in 2009 and to date in 2010 was with the objective of better defining the Nechalacho deposit, identifying the highest grade parts of the deposit, reducing the average hole spacing to allow reclassification of more of the resource from the Inferred to the Indicated level of confidence and collecting sample material for future pilot plant work.  The addition of a second rig in 2010 is for condemnation drilling around areas proposed for site infrastructure, step-out exploration holes, hydrology and geomechanical test work.

Metallurgical studies were conducted to define an efficient process for recovery of the REE.  Metallurgical success has been achieved to date through support of SGS Lakefield and Xstrata Process Support which is reflected in Avalon’s updated technical report which will be posted to SEDAR by the end of July 2010.

Community engagement and consultation continues to be carried out with the objective of developing partnerships with the local Aboriginal communities.  Positive steps have been taken with finalizing a Memorandum of Understanding (“MOU”) with Avalon’s participating First Nations which will lay the ground work for a working impact and benefits agreement for future operations.  Avalon is currently working with its Aboriginal partners to obtain Traditional Knowledge from community elders for use in Avalon’s Environmental Assessment Process.

Nechalacho Deposit Drilling and Mineral Resource Estimates

Since July 2007 Avalon has completed over 44,000 metres of drilling on the Nechalacho deposit. The 2010 winter drilling program concluded in April and included 11,398 metres in 43 drill holes.  As at the date of this report, drilling had resumed at the site with one drill operating and the second drill set to resume operations later in July.  A similar amount of drilling is planned for the summer program.  Annual drilling program totals completed since July, 2007 are summarized in the Table below (as of May 31, 2010):

Calendar Year	Holes	Metres
2007	13	2,551
2008	72	15,517
2009 winter	26	5,474
2009 summer	44	9,098
2010 winter	43	11,398
Total to date	198	44,038

The resource estimate initially prepared by Wardrop Engineering Inc. (“Wardrop”) in March 2009 (as detailed in the Technical Report) focuses on the Basal Zone within the Nechalacho deposit which contains the most interesting grades due to its enrichment in the more valuable HREE.  The Nechalacho deposit block modelling and resource estimation done by Wardrop were carried out using Datamine 3D modelling software.  Ordinary kriging was used to estimate the grades of yttrium oxide, the 14 other rare earth oxides (“TREO”) and oxides of: tantalum, niobium, zirconium, gallium, and thorium. Density was estimated using Inverse Distance Squared (ID2).

The Nechalacho deposit resource estimate prepared by Wardrop was updated for the Company by Bruce Hudgins, P.Geo. of Hudgtec Consulting Limited (“Hudgtec”) in July 2009 and again in January, 2010 based on additional assay data generated from Avalon’s 2009 winter and summer drilling programs.  This resource estimate was subsequently revised by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) for the PFS in June 2010, to reflect the use of a revised cut-off grade.  Previously a 1.60% TREO cut-off grade was used, based upon the estimated TREO revenues and operating costs determined initially by the QP at the time, but it did not incorporate potential by-product revenue streams from other rare metals now demonstrated in the PFS to be recoverable and saleable such as zirconium, niobium and tantalum.  The revised cut-off grade resulted in a significant expansion of the Indicated and Inferred resources in the Nechalacho deposit as reported in the Company’s news release dated June 14, 2010.

Estimation of grades and densities into separate zones was completed using a flattened Gemcom® Surpac® Block Model (10m x 10m x 5m blocks with sub-blocking to 5m x 5m x 2.5m) by the Inverse Distance Squared method.  A minimum of four composites and maximum of 15 composites were used to estimate a block.  Upon completion of the estimation, the flattened block model was transformed back into real world coordinates.  It was determined statistically that drilling holes at approximately 50 metre spacing is sufficient to allow the resources in the Basal Zone part of the deposit to be classified as Indicated.

The revised estimates as disclosed in the Company’s news release dated June 14, 2010 are summarized below.  The total Inferred resources in both the Upper Zone and Basal Zone that meet the new cut-off grade criteria represent approximately 2,500,000 tonnes contained TREO. This positions the Nechalacho deposit as the second largest REE deposit in the world after the giant Bayan Obo deposit in China.  It is also noted that the revised resource estimate does not include any of the results from the 2010 winter drilling program and further expansion of the resources can be anticipated once these results are incorporated into the block model.  The remaining assay results will be disclosed by July 20, 2010 and the updated resource estimates are expected to be available by mid to late August 2010.  For example, initial results reported in the Company’s news release dated May 5, 2010, included drill hole L10-220, a 65 degree angle hole located near Long Lake, averaged 1.77% TREO (13% HREO/TREO1) over 142 metres including a Basal Zone intercept of 23.7 metres averaging 1.90% TREO with 26% HREO/TREO.  Furthermore a new high-grade sub-zone was discovered near surface in the Upper Zone which included an 11 meter intercept averaging 10.78% TREO (7% HREO/TREO).

	Tonnes (millions)	% TREO	% HREO	% ZrO2	% Nb2O5	ppm Ga2O3	ppm Ta2O5
Basal Zone
Indicated	14.48	1.82	0.40	3.38	0.437	144	430
Inferred	76.87	1.60	0.33	3.14	0.443	134	413

Upper Zone
Indicated	6.89	1.45	0.17	1.86	0.286	175	194
Inferred	99.06	1.29	0.12	2.44	0.364	172	210

Total Inferred	175.93	1.43	0.21	2.74	0.399	155	298

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.
Mineral Resources estimates are based on the following price assumptions: US$21.94/kg TREO (based on the typical distribution of the individual REE in the Basal Zone), US$3.76/kg zirconium oxide, US$130/kg tantalum oxide and US$45/kg niobium oxide. Price assumptions are based on third-party forecasts.

3.	An exchange rate of CAD$1.11/USD$1.00 was used.
4.	Mineral Resources are estimated using a Net Metal Return (“NMR”) cut-off value of $260/tonnes.
5.	A minimum mining width of five metres was used.
6.	Resource densities in the block model are interpolated values averaging 2.87 t/m3. Density is estimated from 7,622 density measurements on drill core completed by Avalon.
7.	Indicated Mineral Resources are inclusive of Mineral Reserves.
8.	Totals may differ from sum or weighted sum of numbers due to rounding.
9.
The resources are estimated based on assays of 155 drill holes drilled by Avalon through the end of 2009 plus re-assay by Avalon of core from six historic drill holes. Drill results from the winter 2010 program are not included.

10.	The sampling protocols as applied by Avalon were reported in detail in the News Release 10-06, dated May 12, 2010, available on Avalon’s website.

For the mine development model used in the PFS, Scott Wilson RPA estimated “Probable Mineral Reserves” in the Basal Zone summarized in the Table below.  These provide for an 18 year mine life at the presently planned production rate of approximately 1,000 tonnes per day (‘tpd”) and ramp up to 2,000 tpd in year four.  The Probable Mineral Reserves include an overall dilution of 15% calculated using values below the cut-off value.

1 Heavy rare earth oxides (“HREO”) refers to the elements europium to lutetium, plus yttrium, expressed as oxides. HREO/TREO refers to the portion of the heavy rare earth oxides as a percentage of the total rare earth oxide content of the rock.

	Tonnes (millions)	% TREO	% HREO	% ZrO2	% Nb2O5	% Ta2O5
Probable Mineral Reserves	12.01	1.70	0.38	3.16	0.41	0.041

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.
Mineral Reserves are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices. Price assumptions are based on third-party forecasts.

3.	Mineral Reserves are estimated using a Net Metal Return cut-off value of $260/tonnes.
4.	Indicated Mineral Resources are inclusive of Mineral Reserves.

Future updates to the deposit block model and resource estimates will be performed internally by Finley Bakker, P. Geo., who joined the Company subsequent to the end of the quarter as Senior Resource Geologist.

Pre-feasibility Study

Avalon announced the results of the PFS on the Nechalacho deposit (the “Project”) in a news release dated June 21, 2010.  The PFS was completed by independent consultants Scott Wilson RPA.  The results demonstrate with a high degree of confidence that the project development model as presently conceived is technically feasible and will provide satisfactory returns on invested capital with acceptable risk.  The complete report will be posted on SEDAR by no later than July 29, 2010.

The PFS covers all aspects of project development, including mining, mineral concentration, hydrometallurgical processing and all related infrastructure.  Scott Wilson RPA developed a financial model from first principle capital quotations, estimates from suppliers, manufacturers, contractors and experience based on similar operations in Canada and abroad.  The resulting discounted cash flow (“DCF”) analysis summarized below shows a positive internal rate of return (“IRR”) and a positive net present value (“NPV”) by applying a range of discount rates on both a pre-tax and after-tax basis.  The net cash flow is based on an 18 year operating schedule.  The CAD/USD exchange rate was assumed to be CAD$1.00 = USD$0.90.  The financial model assumes 100% equity financing, although the Company plans to pursue various financing options upon completion of a bankable feasibility study.

Financial Analysis	Pre-Tax	After-Tax
IRR	14%	12%
Net Cash Flow	$2.1 billion	$1.5 billion
NPV @ 5%	$826 million	$540 million
NPV @ 8%	$428 million	$236 million
NPV @ 10%	$246 million	$97 million

Total Project construction capital costs inclusive of a 22% contingency were estimated at $899.7 million.  Of the total capital costs, the mine, mill and hydrometallurgical plant capital comprises $589.3 million while the remaining costs include contingency, sustaining capital, reclamation and Engineering, Procurement, Construction and Management (“EPCM”).  Average operating costs over the 18 year life of the Project are estimated to average $267 per tonne of ore mined or $5.93 per kilogram of product.  Combined recoveries of TREO, ZrO2, Nb2O5 and Ta2O5 are 84.6% from the flotation plant and 90% from the hydrometallurgical plant.  All four products will be concentrated together and are only isolated into individual products in the final stages of the hydrometallurgical process and therefore, their recovery costs have been aggregated.  Expected revenues are based on the following average price assumptions in USD per kilogram: TREO = $21.94, ZrO2 = $3.77, Nb2O5 = $45.00, Ta2O5 = $130.00.  Some of the price assumptions used are roughly 30% higher than current prices, based on independent third-party long term forecasts.

Financial analyses prepared for pre-feasibility studies are designed to determine if, after applying conservative assumptions on costs and revenues, the project stands up as an economically viable development opportunity. In this regard, management is pleased that, despite a higher capital cost estimate than previously anticipated, the DCF analysis yielded positive results.  Sensitivity analyses demonstrate that profitability is most sensitive to total revenue, exchange rate, operating costs and the metals prices.  Management has already identified many opportunities for optimization of the Project that could result in significantly enhanced economics.

Metallurgical Process Development and Product Marketing

Metallurgical process development work continued during the quarter with most of the effort being directed toward the hydrometallurgical process.  This work was conducted at the SGS Minerals Services (“SGS”) laboratory in Lakefield, Ontario, under the supervision of J. R. Goode, P. Eng., Consulting Metallurgist.  The metallurgical work completed during the quarter defined the process flowsheet to a sufficient level of detail for the purpose of the PFS.  Plant design work and estimation of capital and operating costs used in the PFS were prepared by Melis Engineering Ltd., Saskatoon, Saskatchewan.

Next steps involve pilot plant work to prove both the flotation process and the hydrometallurgical process at a scale required for bankable feasibility study purposes.  Confirmatory flotation testwork is already underway at XPS Process Services (“XPS”) in Sudbury, Ontario, with a view toward initiating pilot plant work later this summer.  Once this work has been completed and sufficient mineral concentrate produced, pilot scale evaluation of the hydrometallurgical process flowsheet will be initiated later this year or early in 2011.

At the presently contemplated full mine production rate of 2,000 tonnes per day, the hydrometallurgical facility will have an annual output averaging close to 10,000 tonnes TREO as a mixed oxide product, plus by-product production of 18,000 tonnes ZrO2, 1,700 tonnes Nb2O5 and 100 tonnes Ta2O5.  Estimated rates of recovery for each of these products are as follows:

Product	Flotation Plant Recoveries	HydroMet Plant Recoveries
TREO	79.5%	93.0%
Zirconium (ZrO2)	89.7%	90.0%
Niobium (Nb2O5)	68.9%	80.0%
Tantalum (Ta2O5)	63.0%	50.0%
Combined Recovery	84.6%	90.0%

Gallium may also be recovered at a later stage. At the prices assumed for this PFS, the rare earths represent 56% of the anticipated total project revenues while niobium, zirconium and tantalum represent 44%.  Niobium and zirconium make up about 20% each and tantalum represents approximately 3% of total project revenues.

The pricing model for the REE used in the PFS takes into account forecasts of decreasing supply available outside China and increased demand as well as the nature of the mixed REE product that will be produced by the hydrometallurgical facility.  The methodology used for developing REE price assumptions for the PFS involved first calculating a “representative” price for individual rare earth oxides in China, then estimating future price appreciation inside China to 2014 from various price forecasts.  Then a 2014 “outside China” price was estimated by including a portion of the VAT and tariffs currently applied to exported product.  Finally, a formula was created to link concentrate pricing to prices for individual rare earth oxides resulting in an average price assumption of US$21.94/kg TREO for Avalon’s mixed total rare earth oxide concentrate.

The model assumes that Avalon’s concentrate will be sold or toll-processed at one or more separation plants outside China which will be established before 2014.  For the bankable feasibility study Avalon will evaluate if it should participate in the establishment of such a separation plant outside of China. Product sales volumes used in the PFS were supported by letters of interest from two potential customers.  For the bankable feasibility study, Avalon anticipates having product off-take arrangements in place.

With a positive PFS now in hand, the Company plans to immediately accelerate its product sales and marketing efforts.  This effort will be led by Mr. Pierre Neatby, who has served the Company since February 2010 as an external consultant to develop the market study for the PFS, and has now joined the Company as Vice-President, Sales and Marketing, effective July 1, 2010. Working with Ian London, P.Eng., Market Development and Energy consultant, Mr. Neatby will be developing a proactive marketing plan including continued participation in various industry conferences with the overall objective of building relationships with potential future customers for the mineral products and identifying strategic partners for the further processing (separation) of the mixed REE chemical concentrates. To this end, the Company is considering commissioning a scoping study to determine the cost of establishing a separation facility in Canada for discussion purposes with potential partners.

Site Development Work

Site development being carried out under the overall direction of David Swisher, Vice-President Operations, includes historic reclamation cleanup, environmental baseline studies, mine planning, all season airstrip construction, tailings disposal site evaluation, groundwater hydrology evaluations, underground rock mechanic testing and establishing additional camp facilities by re-furbishing three of the trailers that were left at the site from historic operations in the 1980’s.

Subsequent to the end of the quarter, work began on the construction of an airstrip at the site to facilitate year-round access by wheel–equipped aircraft.  This work was contracted to Deton Cho Logistics, a business owned by the YKDFN and is expected to be completed by July 15, 2010.

Trade-off studies on power generation and hydrometallurgical plant site alternatives were carried out during the quarter revealing that substantial costs savings can be achieved compared to the cost forecasts used in the PFS.  In particular, locating the hydrometallurgical facility in southern Canada would likely result in savings in transport costs for reagents and power costs to run the facility, though it may be possible to optimize the current development using local alternatives. Considerable potential exists to reduce power costs through the increased use of renewable energy alternatives and greater availability of locally-generated hydro-power.

Community, Environment, Health and Safety, Permitting

During the three months ended May 31, 2010 and subsequent to the end of the quarter, the Company continued its community consultation program in Lutselk’e, Fort Resolution (Deninu Kue First Nation and Fort Resolution Metis Council), Yellowknife (YKDFN and North Slave Metis Association) and Hay River (Katlodeeche First Nation and Hay River Metis Council). Continuing community consultation is focused on development of partnerships and facilitating employment and business opportunities for First Nations members.

A draft MOU has been prepared and delivered to local Aboriginal groups for consideration.  The MOU outlines the proposed contents for a participation arrangement and an impact and benefit agreement with First Nations and the basic principles under which the parties will work together to advance the project in a co-operative, timely, yet environmentally and socially responsible way.  Initial meetings to discuss the draft MOU with YKDFN were held during the nine months ended May 31, 2010 in Yellowknife and follow-up discussions are on going.

The Company seeks to create business opportunities for First Nations through its on-going field programs.  The major air charter and expediting suppliers are partially Aboriginal-owned through joint ventures.  Recently, the drilling company, Foraco, has completed a joint venture agreement with Deton Cho Corporation (“Deton Cho”), the business arm of the Yellowknives Dene, such that the second drill at site is operated under a joint venture between Foraco and Deton Cho.  Deton Cho was also contracted to construct the now-completed airstrip at Thor Lake which will allow activities to continue through freeze up and spring thaw.  Avalon’s current environmental baseline work is being completed by Stantec (Jacques Whitford) which recently finalized a business joint venture with Deton Cho.

At least 40% of individuals employed at site are Aboriginal.  Two to three driller helper trainees from the 2009 training course for Aboriginal people have been employed at the site at any one time, and one of the graduates has now obtained full-time employment status with Foraco.

The Company has placed a high priority on its performance with respect to health and safety at Thor Lake.  During the nine months ended May 31, 2010, there has been one lost time accident at the project which occurred in March 2010 when a worker employed by a contractor strained his back lifting heavy items.

There have been a number of Land Use inspections during the period by the Indian and Northern Affairs Land Use inspector, with no significant issues to report.  All land use inspection reports have been filed on the Company’s website in the CSR/Sustainability section.

On April 23, 2010, Avalon filed a detailed Project Description Report (“PDR”) with the Mackenzie Valley Land and Water Board (“MVLWB”) as the first step in its application for a Type A Land Use Permit and Type A Water License. On May 4, 2010, the MVLWB notified Avalon that the application had been accepted and that the MVLWB would be proceeding with a pre-screening process, anticipated to take 30 days, at which time the application may be referred  to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”). Subsequent to the end of the quarter, on June 11, 2010, the Company was advised by MVEIRB that, as expected, the permit application would be referred for environmental impact assessment and work required to complete this assessment has already been initiated.  Scoping sessions are expected to begin in Yellowknife, Lutsel K’e, Fort Resolution and Hay River starting in August 2010.

Future Plans

With the completion of the PFS on the Nechalacho deposit the Company’s priorities on the project now shift to completing all the work required for a bankable feasibility study.  The Company is planning to hire additional staff so that much of this work can be completed in-house and with the overall objective of building a qualified operating team for project development and ultimately production.  Additional development work at site either planned or in progress for the balance of calendar year 2010 includes:

1.
Further definition drilling in the southern part of the Nechalacho deposit on 50 metre centres to continue defining additional Indicated resources in the high grade Basal Zone layer and generate a block model for future mine design purposes.

2.	Drilling PQ diameter core on 25 metre centres in order to develop part of the Indicated resource to Measured category.
3.	Continued condemnation drilling of potential plant, and tailings sites, key activities towards a feasibility study.
4.	Metallurgical pilot plant work at Xstrata Process Control to prove the flotation process flowsheet and produce test quantities of mineral concentrate scheduled to commence in August 2010.
5.	Environmental baseline studies and tailings disposal site designs.
6.	Traditional Knowledge Surveys with First Nations partners.
7.	Archaeological Surveys.
8.	Continued reclamation of the old T-zone site and infrastructure.

Costs for this work are expected to be in the order of $6.5 million.

To facilitate this work, the Company requested and was granted an amendment to its existing Land Use Permit to add a second drill to the project.  In January 2010, the drill already on site from 2009 commenced on the first objective listed above.  The second drill, which has greater depth capacity, is focused on the second and third objectives but is also testing the deeper extensions of mineralization.  In addition, the second drill is being converted to larger diameter PQ core for the 25 metre spaced drilling in order to acquire larger samples for additional future metallurgical pilot plant studies.  The Company has also requested and was granted a new Land Use Permit for construction of an airstrip.

Separation Rapids

No direct expenditures were incurred on the Separation Rapids Lithium-Tantalum Project for the three months ended May 31, 2010.  Subsequent to the end of the quarter, a meeting was held in Toronto with two representatives of the Wabaseemoong Independent Nations, the Company’s Aboriginal partner on the project, to update them on the status of the project and potential development timelines.
The Company continues to implement a proactive market development program with the glass and ceramics industry to demonstrate the energy-savings and environmental benefits associated with the use of lithium in its batch formulations.  This has involved a number of presentations to glass industry participants and interest is growing along with public pressure for the industry to reduce its greenhouse gas emissions.
Investor interest in lithium remains high amongst investors, due to its use in rechargeable batteries and the anticipated large future demand for such batteries from the automotive sector.  Management continues to receive inquiries about the Big Whopper as a known high quality lithium resource and is evaluating a number of potential strategic options but no commitments have been made as at the date of this report.

East Kemptville

During the three months ended May 31, 2010, the Company incurred expenditures totalling $39,323 on the East Kemptville Tin-Rare Metals Project in Yarmouth Co., Nova Scotia.  Of this total, $31,977 was expended on exploration work on the Ikes Ridge property which consists of approximately 6,500 hectares of exploration licences adjacent to, and along trend from the East Kemptville Special Licence and Closure area.  The work is being conducted by Hudgetec under the supervision of the Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo.

Most of the expenditures incurred during the period were related to exploration work on Ikes Ridge, where the exploration program with a budget of $500,000 has been substantially complete. The work program included line cutting, geophysical and geochemical surveys and diamond drilling.  Excellent geophysical IP targets were developed and drilled during the quarter.  The drill program testing the targets at Gardners Meadow, Ikes Ridge and other areas totaled 12 holes for 2,219 meters.  Results of assays from drill core are still being compiled.

A work program proposal for the East Kemptville Special Licence was submitted in December 2009, to the government of Nova Scotia and Rio Algom Ltd. (the holder of surface tenure at the East Kemptville mine site) to access the site to carry out sampling in connection with the PEA.  The Company is still awaiting permission from Rio Algom to proceed with this work.  The delay means the Company will not be able to fulfill its expenditure obligations under the Special Licence by the August 1, 2010 deadline.  The Company has submitted a formal request to the Registrar of Mineral Titles for an extension of time to complete this work and management believes that this request will be accepted.

Warren Township

No expenditure was incurred on the Warren Township Anorthosite Project during the three months ended May 31, 2010.  Essentially the project will remain inactive until issues over the size of the permit area are resolved with the Ontario Ministry of Natural Resources.  There are no specific timelines in place for initiation of any new work programs on the project.

Administration

Operating expenses incurred during the three months ended May 31, 2010 (“the current quarter”) totalled $915,562, a 36% increase over the amount incurred during the comparable quarter in fiscal 2009 ($672,263).  The main areas of increase were stock-based compensation, salaries and benefits, directors’ fees and travel.

Stock-based compensation increased to $345,393 from $239,527 compared to the comparable quarter in fiscal 2009.  This increase is primarily a result of the increase in the price and volatility of the Company’s shares.

Salaries and benefits for the current quarter totalled $165,300, a 68% increase over the comparable quarter in fiscal 2009 ($98,209).  The increase relates primarily to the increased number of staff on payroll as well as some individual pay increases.  The increase in salaries and benefits is partly offset by the $24,030 (or 67%) decrease in professional fees, as the Company’s financial and accounting personnel, previously retained pursuant to a professional services agreement and included under Professional Fees, are compensated directly through the Company’s payroll commencing at the beginning of calendar 2010.

Directors’ fees for the current quarter increased by $20,350 to $29,350 compared to the same quarter in fiscal 2009.  Commencing in January 2010, each of the Company’s independent directors is compensated by an annual base fee of $16,000 (additional annual fees of $6,000 each for the Chairman of the Board and the Chairman of the Audit Committee, and additional annual fees of $3,000 for the Chairman of any other committee of the Board) plus an attendance fee of $800 for each meeting attended.  Directors’ fees will increase further in future quarters due to the appointment of a new Director, Mr. David Connelly, during the current quarter increasing the number of Directors serving on the Board from six to seven.

Expenditures on public and investor relations (“IR”) activities for the current quarter totalled $176,963, a 9% increase over the comparable quarter in fiscal 2009 ($162,931).  The relatively small increase reflects a level of IR activity little-changed from the comparable quarter.  Travel expenses also increased by $20,721 to $61,371 during the quarter, partly as a result of increased marketing to international investors and travel to international conferences related to new product marketing initiatives.

The Company continues to support raremetalblog.com and related educational initiatives around the uses of the rare metals including some enhancements to the corporate website such as an interactive Periodic Table feature.  During and subsequent to the end of the quarter, the Company participated in six investment conferences and trade shows in Europe and North America and carried out international marketing trips to New York, Boston, Zurich, Geneva, Munich, Frankfurt and London.

Lower average interest rates resulted in interest income declining to $21,583 compared with $35,265 for the comparable period in fiscal 2009.

For the nine month period, administrative expenses totalled $3,611,348 compared with $1,941,036 during the comparable period in fiscal 2009.  Excluding non-cash stock-based compensation, administrative expenses totalled $2,000,361, a 43% increase compared to the same period in fiscal 2009.  This increase reflects the increased level of business activities.  During the first nine months of fiscal 2009, the Company was operating under cost reduction measures intended to reduce administrative expenses to preserve its cash resources due to the global economic downturn at that time.  The main areas of increased administrative expenditures for the nine month period were stock-based compensation, public and investor relations, travel, consulting and transfer and filing fees.

Stock-based compensation increased to $1,610,987 from $539,563 during the nine months ended May 31, 2010 compared to the same period in fiscal 2009.  This increase is due to the increase in the price and volatility of the Company’s shares.

IR expenses increased by $212,977 during the nine months ended May 31, 2010 compared to the same period in fiscal 2009, reflecting the Company’s increased marketing efforts surrounding the private placement completed in October 2009, the increased number of investment conferences and trade shows participated in by the Company, and the additional costs related to the Company’s listing on the OTCQX.  The increase in travel expenses of $90,450 is directly related to the increased level of IR activities conducted during the nine months ended May 31, 2010.

Consulting fees for the nine months ended May 31, 2010 increased by $61,462 to $103,850, primarily as a result of a performance bonus of $50,000 awarded to a consulting company owned and operated by an officer.  Transfer and filing fees increased by $103,785 compared with the same nine month period in fiscal 2009, primarily as a result of the additional transfer and filing fees incurred relating the financing completed in October 2009, the increase in the annual TSX listings fees, and the additional TSX listing fees of $17,148 for replenishing the number of shares reserved for issuance under the Company’s stock option plan.

During the nine months ended May 31, 2010, the Company renounced Canadian exploration expenditures of $2,000,750 to the investors in the flow-through private placement completed in October, 2009.  This renunciation resulted in a reduction of the Company’s future income tax assets of $540,203 and a corresponding reduction in share capital.  However, as the Company has not recognized its future income tax assets, this amount is recorded as a future income tax recovery on the statement of operations.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2010			2009				2008
For the Quarters Ended	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31
	$	$	$	$	$	$	$	$
Net revenues	21,583	16,688	23,271	27,770	35,265	52,701	44,246	100,003
Loss before discontinued operations and extraordinary items	893,979	1,295,917	829,544	1,551,095	636,998	238,665	528,161	872,767
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.01	0.02	0.01	0.02	0.01	-	0.01	0.01
Net loss	893,979	1,295,917	829,544	1,551,095	636,998	238,665	528,161	872,767
Net loss, per share, basic and fully diluted	0.01	0.02	0.01	0.02	0.01	-	0.01	0.01

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized on stock options granted to directors, officers, employees and consultants of the Company, the write-downs of resource properties and recovery of future income taxes.  The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures.  The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.  The Company does not expect to receive significant revenue from any of its properties until 2015 at the earliest.

On September 17, 2009, the Company completed a brokered private placement, resulting in gross proceeds of $17,514,250, as more fully described in the Company’s interim financial statements.

As at May 31, 2010, the Company had working capital of $10,679,539 and cash and cash equivalents on hand of $10,518,863.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $300,000 per month.  As at the date of this report, the Company’s current anticipated expenditures for the balance of calendar year 2010 are estimated at approximately $6,500,000, with most of these expenditures being allocated to the Thor Lake project for metallurgical studies (including a mini-pilot plant test), environmental studies and further definition drilling on the Nechalacho deposit.

The Company’s present cash resources are sufficient to meet all of its current contractual obligations and administrative and overhead expenditures for at least the next twelve months, but it is likely the Company will need to complete an equity financing within the next nine to 12 months in order to advance its planned work programs at Thor Lake on a schedule that will allow commercial operations to begin by 2015.  The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $20,998 and the annual expenditures related to the new mining lease at Separation Rapids total $1,264.

Under the amended terms of the East Kemptville Special Licence, the Company has optional expenditure obligations totalling $1.51 million over two years to August 1, 2011 and the property is currently in good standing.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the more advanced stages in the development of any of the Company’s four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has two standby letters of credit; one in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit and one in the amount of $105,000 related to the construction of an airstrip at Thor Lake, which are secured by guaranteed investment certificates for the same amounts.

The Company has two operating leases for its office premises.  As at the date of this report, the minimum lease commitments under these leases are as follows:

2010	$23,699
2011	$209,675
2012	$205,122
2013	$197,266
2014	$204,443
2015	$208,960
2016	$208,960
2017	$69,653

Corporate Social Responsibility (“CSR”)

The Company has embraced the principles of sustainability as core to its business practice and in 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”) as policy of the Company.  These principles for environmental and social best practice were announced by PDAC as part of the roll-out of its e3 Plus program (“Environmental Excellence in Exploration”), with the “Plus” referring largely to the inclusion of CSR principles as part of e3.  Specifically, the Company has committed to implementing the core CSR principles of e3 Plus on its exploration and development programs which are as follows:

1.  adopt responsible governance and management;
2.  adopt ethical business practices;
3.  respect human rights;
4.  commit to project due diligence and risk assessment;
5.  engage host communities and other affected interested parties;
6.  contribute to community development and well-being;
7.  protect the environment; and
8.  safeguard the health and safety of workers and the local population.

The Company reports on its performance against these principles as part of its continuous disclosure practice as it has in the section above on the Thor Lake project.  In addition to that disclosure, the Company participated in or sponsored numerous community events in the Akaitcho Dene First Nations communities.

The Company has a number of policies relating to CSR and ethics including:

•	Safety and Environmental Policy
•	Whistleblower Policy
•	Code of Business Conduct
•	Corporate Governance Principles
•	Disclosure Policy
•	And the PDAC e3 Plus Principles for Responsible Exploration

These policies are posted on the corporate website.  As an example of a first step taken to implement the PDAC e3 Plus principles, the Company needs to “ensure that project personnel have knowledge, awareness and training in all corporate policies and procedures”.  As a first step, the Company requires that all those in positions of authority or managing others, to have read the corporate policies and procedures.  The Company is ensuring that all executives and those managing operations in the field have signed off on reading and understanding all corporate policies.

Management is especially proud of a significant new training initiative undertaken by the Company in cooperation with the NWT Mine Training Society and Aurora College to help promote skills development among Aboriginal people for increased participation in the mineral exploration industry.  Two training programs were completed, one for First Aid responders and the other for diamond driller helpers.  Two of the graduates of the driller helper program, Herman Abel of Lutselk’e and Cliff Tsetta of Yellowknife, are now employed at the Thor Lake site along with six other Aboriginal workers on a rotational basis.

To date, from the commencement of drilling in 2007, Aboriginal people have represented about 40% of the employees at the Thor Lake site.  In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups.  The Company is also seeking Aboriginal contractor bids on significant work at site in the coming year.  During the quarter ending May 31, 2010, meetings were also held with each of the four impacted Dene communities to discuss the Company’s progress on its PFS.

The Company’s diligent community engagements received formal recognition from the industry when in March 2010 the Company was awarded the Prospectors and Developers Association of Canada’s Environment and Social Responsibility Award at the PDAC Convention.  To quote the PDAC, “this award honours an individual or organization demonstrating outstanding initiative, leadership and accomplishment in protecting and preserving the natural environment and/or in establishing good community relations during an exploration program or operation of a mine. Two companies have won this year’s Environmental & Social Responsibility Award: De Beers Canada and Avalon Rare Metals Inc.”.

The PDAC further states on its website: “Avalon Rare Metals has been a leader in promoting responsible exploration practices, emphasizing early engagement and open communication with communities around its Thor Lake, NWT, rare earth project, Nechalacho.  The company has encouraged skills training and employment opportunities for aboriginal people and has offered joint business opportunities.  Committed to protecting the fragile environment of the North, Avalon was the first company to adopt e3 Plus principles and guidance.  Company officials have been instrumental in the program’s development and in advancing its use within the exploration industry.”

During the quarter, the Company contracted Jantzi Sustainalytics (“Jantzi”) to carry out a “Sustainability Intelligence Review” to evaluate the Company’s current sustainability practice and identify areas where its performance can be improved.  Jantzi is a Toronto-based firm recognized as a leading global provider of environmental, social and governance (“ESG”) research and analysis for public companies and investors. Work involving stakeholder mapping and interviews is already in progress and the report is expected to be completed by mid-August, 2010 at an estimated cost of $22,000.

Jantzi maintains the Jantzi Social Index or “JSI” of 60 TSX-listed companies as well as an index of “CleanTech” companies and partnered with RBC Asset Management to launch three sustainability-oriented equity investment funds.  The Company seeks to achieve a high level of performance with respect to its sustainability practice and then have it independently verified to attract the interest of the growing number of socially responsible investors around the world.  The Sustainability Intelligence Review is intended to provide the Company with the guidance necessary to help it achieve this objective.

Off Balance Sheet Arrangements

As at May 31, 2010, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.  During the nine months ended May 31, 2010, the Company incurred:

a)	accounting fees and share issuance costs of $37,000 with an accounting firm in which an officer is the principal;

b)	consulting fees of $33,000 with a former officer, of which $23,238 were deferred as resource property costs; and

c)
consulting fees of $182,938 with a company owned by an officer of the Company, of which $132,938 were deferred as resource property costs.  As at May 31, 2010, accounts payable included $8,190 payable to this company.

Subsequent Events

Subsequent to the nine months ended May 31, 2010, the Company:

a)	issued 63,600 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $110,944;

b)
granted 50,000 stock options to a new maternity leave-replacement employee of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.14 per share until June 3, 2012.  These options vest at the rate of 25% every three months following June 3, 2010;

c)
granted 400,000 stock options to a new officer of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.00 per share until June 30, 2015.  These options vest at the rate of 25% every twelve months following July 1, 2010; and

d)
granted 200,000 stock options to a consultant of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.35 per share until July 12, 2012.  These options vest at the rate of 25% every three months following July 12, 2010.

Proposed Transactions

With four active projects, the Company is not aggressively searching for new mineral property acquisition opportunities at the present time, and there are no proposals for new projects under active consideration.  However, management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value.  The Company has no immediate plans for any equity offerings, but anticipates it will need to complete an equity financing within the next nine to 12 months in order to advance its planned work programs at Thor Lake on a schedule that will allow commercial operations to begin by 2015.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the value of stock-based compensation and the Company’s estimate of recoverable value of its resource properties.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its resource properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental and legal risks, the existence of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and future profitable production of its properties or to secure any proceeds from their disposition.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies or newly adopted policies during the quarter.

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581.  The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase.  Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted.  This new standard will only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section.  This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.  These standards become effective January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company will thus apply IFRS in Fiscal 2012.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.

The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.  The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

The Company is currently completing the initial assessment and scoping phase of its changeover plan and is assessing the accounting and reporting differences under IFRS as compared to Canadian GAAP and is expected to commence phase two of the transition plan during the fourth quarter of fiscal 2010.  The completion of this phase will result in the selection of IFRS accounting policies and transitional exemptions decisions, estimates of quantification of financial statement impacts, preparation of shell financial statements and identification of business processes.

The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway.  The Company will continue to monitor the actual and anticipated changes to IFRS standards and the related rules and regulations and assess the impacts of these changes on the Company and its financial reporting.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values.  Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs.  The Company does not anticipate using existing funds to put any of its resource interests into production from its own financial resources.  There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure.

The Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Design of Internal Controls

The Chief Executive Officer and Chief Financial Officer have also designed or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The Company has very limited administrative staffing and, in many instances, the implementation of internal controls relying on segregation of duties is not possible.  The Company relies on senior management review and approval to ensure that the controls are as effective as possible.

There has been no change in the Company’s internal control over financial reporting during the quarter ended May 31, 2010 that have materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at May 31, 2010, the Company had 78,990,670 common shares issued and outstanding. Subsequent to the nine months ended May 31, 2010, the Company issued 63,600 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $110,944.  Accordingly, as at the date of this report the Company had 79,054,270 common shares outstanding.

b)	Warrants

As at May 31, 2010 and the date of this report, the Company’s had 3,372,500 warrants outstanding.  Each warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011.

In addition, as at the date of this report, the Company has 450,000 brokers’ compensation warrants outstanding.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $2.43 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011.

c)	Options

As at May 31, 2010, the Company had an aggregate of 4,945,000 incentive stock options outstanding with a weighted average exercise price of $1.54 (of which 1,970,000 were vested and 2,975,000 were unvested).  Subsequent to the nine months ended May 31, 2010, 63,600 of these options were exercised (as described above), 50,000 stock options at a price of $2.14 per share were granted to a new employee of the Company, 400,000 stock options at a price of $2.00 were granted to a new officer of the Company and 200,000 stock options at a price of $2.35 were granted to a consultant of the Company (as described earlier under “Subsequent Events”).  As at the date of this report, the Company has 5,531,400 incentive stock options with a weighted average exercise price of $1.61 outstanding.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.